UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

HF Foods Group Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

40417F109
(CUSIP Number)

Zhang Xiao Mou HF Foods Group Inc. 6001 W. Market Street Greensboro, NC 27409 Telephone: (336) 268-2080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 40417F109	13D

1	NAME OF REPORTING PERSON Zhang Xiao Mou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 3,089,354(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH	9	SOLE DISPOSITIVE POWER 3,089,354 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,089,354 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%
14	TYPE OF REPORTING PERSON* IN

(1) Includes 633,815 shares owned by Spot Light Investments, LLC, over which Xiao Mou Zhang has voting and dispositive power. Mr. Zhang disclaims any pecuniary interest in the shares in excess of his ownership interest in Spot Light Investments, LLC.

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CUSIP No. 40417F109	13D

1	NAME OF REPORTING PERSON Spot Light Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 633,815
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH	9	SOLE DISPOSITIVE POWER 633,815
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 633,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.21%
14	TYPE OF REPORTING PERSON* OO

4

Item 1.	Security and Issuer.

This schedule relates to the common stock, $0.0001 par value per share (the “Common Stock”), of HF Foods Group Inc., a company incorporated under the laws of Delaware (the “Company” or the “Issuer”). The address of the Company's principal executive office is 6001 W. Market Street, Greensboro, NC 27409.

Item 2.	Identity and Background.

(a)

This Schedule 13D is filed by the following persons:

Zhang Xiao Mou. Mr. Zhang is the chief executive officer and a director of the Company.

Spot Light Investments, LLC (“Spot Light”). Mr. Zhang has voting and dispositive power over the shares owned by Spot Light.

(b)	The business address for Mr. Zhang is 6001 W. Market Street, Greensboro, NC 27409.

The business address for Spot Light is 19319 Arenth Avenue, City of Industry, CA 91748..

(c)	Mr. Zhang is the chief executive officer and a director of the Company.

Spot Light is a holding company formed solely for the purpose of holding the Common Stock.

(d)	During the past five years none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zhang is a citizen of the United States of America.

Spot Light was formed in Delaware.

Item 3.     Source and Amount of Funds and Other Consideration.

On March 17, 2020, Spot Light distributed 12,042,484 of the shares owned by it to its members. Mr. Zhang received 1,249,408 shares in connection with such distribution.

Item 4.     Purpose of Transaction.

There were no transactions in the last sixty days other than the distribution of securities described in Item 3. The reporting persons may acquire or dispose of additional securities of the Company from time to time in the market or in private transactions.

On November 4 2019, the Company completed the transactions contemplated by that certain the merger agreement dated as of June 21, 2019 (the “Merger Agreement”) by and among the Company, B&R Merger Sub Inc., a Delaware corporation (“Merger Sub”), B&R Global, the stockholders of B&R Global (the ”B&R Global Stockholders”), and Mr. Zhang, as representative of the B&R Global Stockholders (the “Business Combination”). Pursuant to the Merger Agreement, Merger Sub merged with and into B&R Global, resulting in B&R Global becoming a wholly owned subsidiary of the Company. In connection with the closing, the Company issued 30.7 million of its shares of common stock to the B&R Global Stockholders.

Certain shareholders of the Company and certain of the B&R Global Stockholders (including Mr. Zhang and Spot Light) entered into a Tag-Along Agreement, which provides the stockholders party thereto with tag-along rights in the event a stockholder signatory to the Tag-Along desires to sell his or her securities in a private transaction, enter into a transaction that would have the same effect as a sale, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales with respect to any security of the Company. On April 1, 2020, the Tag-Along Agreement was terminated.

The Company and the B&R Global Stockholders (including Mr. Zhang and Spot Light) entered into a Registration Rights Agreement to provide for the registration of the common stock issued to the B&R Global Stockholders in connection with the Business Combination. The B&R Global Stockholders will be entitled to “piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination, as well as certain demand rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

The Company, B&R Global, and certain of the B&R Global Stockholders (including Mr. Zhang and Spot Light) entered into a five year Voting Agreement, which provides that, immediately after the closing of the Business Combination, among other things, that Mr. Zhang, will serve as a director of the Company, Mr. Zhang shall select one person to serve as an independent director of the Company, and Zhou Min Ni and Mr. Zhang shall jointly select one person to serve as an independent director of the Company.

Except as discussed above, the reporting persons do not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.     Interest in Securities of the Company.

The aggregate percentage of shares owned by each reporting person named herein is based on 52,145,096 shares of Common Stock outstanding as of March 13, 2020 as disclosed in the Issuer’s Form 10-K filed on March 16, 2020.

(a)      Mr. Zhang beneficially owns 3,089,354 shares of Common Stock, or 5.92% of the Common Stock, which includes 633,815 shares owned by Spot Light Investments, LLC, over which Xiao Mou Zhang has voting and dispositive power. Mr. Zhang disclaims any pecuniary interest in the shares in excess of his ownership interest in Spot Light Investments, LLC.

Spot Light Investments, LLC beneficially owns 633,815 shares of Common Stock, or 1.21% of the Common Stock.

(b)      Mr. Zhang has the sole power to vote and dispose of all of the securities beneficially owned by him.

Spot Light has the sole power to vote and dispose of all of the securities beneficially owned by it.

(c)      Except as indicated herein, the reporting persons have not effected any transactions in securities of the Issuer in the past 60 days.

(d)      Not applicable.

(e)      Spot Light ceased to be the beneficial owner of more than five percent of the Common Stock on March 17, 2020.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4, above, none of the reporting persons has any contract or arrangement with respect to securities of the Issuer.

Item 7.     Materials to be Filed as Exhibits.

1. Joint Filing Agreement, dated as of November 20, 2019 among the reporting persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (previously filed)

2. Form of Registration Rights Agreement between the Company, B&R Group and Xiao Mou Zhang, as representative of the stockholders of B&R Group (incorporated by reference to HF Group’s Proxy Statement dated September 25, 2019 as filed on October 2, 2019)

3. Form of Voting Agreement among HF Group, B&R Global, and certain of the B&R Global stockholders (incorporated by reference to HF Group’s Proxy Statement dated September 25, 2019 as filed on October 2, 2019)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     April 1, 2020

/s/ Zhang Xiao Mou
Zhang Xiao Mou

SPOT LIGHT INVESTMENTS, LLC

By: /s/ Zhang Xiao Mou Name: Zhang Xiao Mou Title: Manager